FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of August 2009
Commission File Number — 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                Form 40-F ☐
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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(1) Press Release, “Dr. Reddy’s launches FINRIDTM in India”, August 5, 2009.	3
(2) Press Release, “Dr. Reddy’s launches StreaTM Professional in India”, August 13, 2009.	5

Press Release

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s launches FINRIDTM in India
          - Enters transdermal patch segment
August 05, 2009, Hyderabad
Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) has launched FinridTM (Fentanyl Transdermal Patch) in India. Used in the management of severe to moderate pain, Finrid TM provides continuous systemic delivery of Fentanyl, a potent opioid analgesic for up to 72 hours. It is the first opioid transdermal patch to be developed in India.
Being a controlled substance, FinridTM will be sold through an independent distribution structure and will be available across hospitals and palliative care centers in India.
Finrid TM is available in a transdermal patch form, and delivers dosages of 25 mcg/hr and 50 mcg/hr depending on the patch used.
Notes to the editor:
Brief mode of action of FinridTM:
•	A Transdermal Patch is a medicated adhesive patch that is placed on the skin to deliver a specific amount of drug through the skin and into the bloodstream.

•	One of the many advantages over transdermal drug delivery is that it provides a long lasting controlled release of the drug into the patient.

•	The transdermal patches would provide pain relief especially in targeted patients who have chronic pain suffering from cancer, rheumatoid arthritis among other problems.

•	The product has been in-licensed from Sparsha Pharma.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company. We fulfill our purpose of providing affordable and innovative medicines through three core businesses: Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products. Our products are marketed globally, with a focus on India, US, UK, Germany and Russia.
www.drreddys.com

For more information please contact:
Investors and Financial Analysts:
Kedar Upadhye at kedaru@drreddys.com /+91-40-66834297
Raghavender R at raghavenderr@drreddys.com /+91-40-66511529
Milan Kalawadia (North America) at mkalawadia@drreddys.com / +1 908-203-4931
Media:
M Mythili at mythilim@drreddys.com/ +91-40-66511620
S Rajan at rajans@drreddys.com / +91-40- 66511725

Press Release

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s launches StreaTM Professional in India
          - Forays into aesthetics segment in India
August 13, 2009, Hyderabad
Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) has launched StreaTM Professional, the company’s first product in the non-invasive aesthetics segment in India. It is the first Bi-phasic superficial peel for specific imperfections available in India.
StreaTM Professional comes in three variants: StreaTM Professional Acne, StreaTM Professional Dyschromia and StreaTM Professional Forte and is available through leading Cosmetologist, Dermatologists and Plastic Surgeons across the country.
The product has been in-licensed from Gruppo Phitogen, Italy.
Notes to the editor:
•	The market size is about Rs 100 crores growing at 35% (source: Indian Aesthetic Industry: A Primer: Market Report by Koncept Analytics, May 2008)
   Brief note on StreaTM Professional:
•	StreaTM Professional being bi-phasic, the first phase contains a combination of α hydroxy acids and β hydroxy acids such as Glycolic acid, lactic acid, mandelic acid and salicylic acid which helps in removal of corneal layer effectively and leaves a fresh healthy and youthful looking skin. Phase 2 contains specific ingredients that are specific to acne, dyschromia & photo and ageing helps in improving the specific imperfections.

•	It helps remove blemishes, lightens pigmented spots, effaces wrinkles as well as helps improve the luminosity of the skin. It can be used by people who are prone to developing acne.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company. We fulfill our purpose of providing affordable and innovative medicines through three core businesses: Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products. Our products are marketed globally, with a focus on India, US, UK, Germany and Russia.
www.drreddys.com

For more information please contact:
Investors and Financial Analysts:
Kedar Upadhye at kedaru@drreddys.com /+91-40-66834297
Raghavender R at raghavenderr@drreddys.com /+91-40-66511529
Milan Kalawadia (North America) at mkalawadia@drreddys.com / +1 908-203-4931
Media:
M Mythili at mythilim@drreddys.com / +91-40-66511620
S Rajan at rajans@drreddys.com / +91-40- 66511725

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
	By:	/s/ V.S. Suresh
Date: September 3, 2009		Name:	V.S. Suresh
		Title:	Company Secretary